Exhibit 99.1

YY Reports Third Quarter 2018 Unaudited Financial Results

Guangzhou, China, November 13, 2018 – YY Inc. (NASDAQ: YY) (“YY” or “the Company”), a leading live streaming social media platform in China, today announced its unaudited financial results for the third quarter of 2018.

Third Quarter 2018 Highlights

•	Net revenues increased by 32.6% to RMB4,100.5 million (US$597.0 million) from RMB3,092.3 million in the corresponding period of 2017.
•	Net income attributable to YY was RMB650.7 million (US$94.7 million) compared to RMB636.0 million in the corresponding period of 2017.
•	Non-GAAP net income attributable to YY1 increased by 19.7% to RMB787.0 million (US$114.6 million) from RMB657.3 million in the corresponding period of 2017.

Mr. David Xueling Li, Chairman and acting Chief Executive Officer of YY, stated, “During the third quarter of 2018 we recorded outstanding operating results, highlighted by a 20.7% year-over-year growth in our mobile live streaming monthly active users (MAU) and a 26.3% year-over-year growth in our total live streaming paying users. Our strong performance in the third quarter was attributable to the continuous market expansion for both YY Live and Huya. For YY Live, we continued to leverage our industry-leading AI technology to increase the accuracy and effectiveness of our content recommendation process. Meanwhile, we have initiated a strategic cooperation with Xiaomi to exclusively operate certain entertainment live streaming services on Xiaomi Live. The cooperation will provide Xiaomi’s users with a better experience in entertainment live streaming services and enable both YY and Xiaomi to explore additional monetization opportunities. Looking ahead, we will remain focused on cementing YY’s leadership in the live streaming industry through product innovation and technology advancements.”

Mr. Bing Jin, Chief Financial Officer of YY, further commented, “We once again achieved solid financial performance in the third quarter of 2018. Our total net revenues increased by 32.6% year over year to RMB4,100.5 million, exceeding the high end of our previous guidance range. The increase in net revenues was driven by the robust growth of our live streaming revenues which increased by 35.6% year over year to RMB3,894.5 million. Our non-GAAP net income attributable to YY also increased by 19.7% year over year to RMB787.0 million in the third quarter of 2018. We are confident that our strategies to enhance our content offerings and AI technologies will continue to yield sustainable growth, and increase our market share in the live streaming industry.”

1 Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses, impairment of goodwill and investment, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments (deemed disposal refers to dilution of equity interest in equity-method investments), gain on fair value change of investments and equity investees’ investments, fair value loss on derivative liabilities, deemed dividend to subsidiary’s Series A preferred shareholders, income tax effects on non-GAAP adjustment and non-GAAP adjustment for net (loss) income attributable to non-controlling interests shareholders. These adjustments amounted to RMB136.3 million (US19.8 million) and RMB21.3 million in the third quarter of 2018 and 2017, respectively. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

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Third Quarter 2018 Financial Results

NET REVENUES

Net revenues increased by 32.6% to RMB4,100.5 million (US$597.0 million) in the third quarter of 2018 from RMB3,092.3 million in the corresponding period of 2017, primarily driven by an increase in live streaming revenues. Live streaming revenues increased by 35.6% to RMB3,894.5 million (US$567.1 million) in the third quarter of 2018 from RMB2,871.6 million in the corresponding period of 2017.

Other revenues2 decreased by 6.7% to RMB205.9 million (US$30.0 million) in the third quarter of 2018 from RMB220.7 million in the corresponding period of 2017.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 41.6% to RMB2,674.5 million (US$389.4 million) in the third quarter of 2018 from RMB1,889.3 million in the corresponding period of 2017, primarily attributable to an increase in revenue-sharing fees and content costs to RMB2,212.6 million (US$322.2 million) in the third quarter of 2018 from RMB1,604.9 million in the corresponding period of 2017. The increase in revenue-sharing fees and content costs paid to performers, guilds and content providers was in line with the increase in live streaming revenues for both YY Live and Huya segments, respectively. In addition, bandwidth costs increased to RMB249.5 million (US$36.3 million) in the third quarter of 2018 from RMB160.5 million in the corresponding period of 2017, primarily reflecting continued user base expansion and live streaming quality improvements.

Gross profit increased by 18.5% to RMB1,426.0 million (US$207.6 million) in the third quarter of 2018 from RMB1,203.0 million in the corresponding period of 2017. Gross margin was 34.8% in the third quarter of 2018 compared to 38.9% in the corresponding period of 2017, primarily due to the increase in revenue-sharing fees and content costs. In addition, the relatively low gross margin of the Huya segment had negative impact to the overall gross margin, since the Huya segment’s contribution to net revenues increased significantly year-over-year.

2 Starting from the first quarter of 2018, the Company re-classified its revenues from online games, revenues from memberships, and other revenues (which mainly represent revenues from the Company’s online advertising revenues) to the category “other revenues” in order to better reflect the Company’s continued strategic shift towards its live streaming business.

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OPERATING INCOME

Operating expenses were RMB864.7 million (US$125.9 million) in the third quarter of 2018 compared to RMB560.3 million in the corresponding period of 2017, primarily due to increased investments in talent recruitment as part of the Company’s efforts to enhance its research and development capabilities.

Operating income was RMB610.9 million (US$88.9 million) in the third quarter of 2018 compared to RMB661.4 million in the corresponding period of 2017. Operating margin was 14.9% in the third quarter of 2018 compared to 21.4% in the corresponding period of 2017, primarily due to the increase in research and development expenses and the decrease in gross margin.

Non-GAAP operating income3 increased by 12.9% to RMB774.2 million (US$112.7 million) in the third quarter of 2018 from RMB685.8 million in the corresponding period of 2017. Non-GAAP operating margin4 was 18.9% in the third quarter of 2018 compared to 22.2% in the corresponding period of 2017.

NET INCOME

Net income attributable to YY Inc. increased by 2.3% to RMB650.7 million (US$94.7 million) in the third quarter of 2018 from RMB636.0 million in the corresponding period of 2017.

Non-GAAP net income attributable to YY Inc. increased by 19.7% to RMB787.0 million (US$114.6 million) from RMB657.3 million in the corresponding period of 2017. Non-GAAP net margin5 was 19.2% in the third quarter of 2018 compared to 21.3% in the corresponding period of 2017.

NET INCOME PER ADS

Diluted net income per ADS6 was RMB10.01 (US$1.46) in the third quarter of 2018 compared to RMB10.51 in the corresponding period of 2017.

Non-GAAP diluted net income per ADS7 increased by 11.1% to RMB12.07 (US$1.76) in the third quarter of 2018 from RMB10.86 in the corresponding period of 2017.

3 Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses, impairment of goodwill and investments and gain on deconsolidation and disposal of a subsidiary. Please refer to the section titled "Reconciliation of GAAP and Non-GAAP Results" for details.

4 Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues. Please refer to the section titled "Reconciliation of GAAP and Non-GAAP Results" for details.

5 Non-GAAP net margin is non-GAAP net income attributable to YY Inc. as a percentage of net revenues.

6 ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income per ADS is net income attributable to YY Inc. divided by weighted average number of diluted ADS.

7 Non-GAAP diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to YY Inc. divided by weighted average number of ADS used in the calculation of diluted net income per ADS. Please refer to the section titled "Reconciliation of GAAP and Non-GAAP Results" for details.

3

BALANCE SHEET AND CASH FLOWS

As of September 30, 2018, the Company had cash and cash equivalents of RMB4,921.1 million (US$716.5 million) and short-term deposits of RMB8,302.6 million (US$1,208.9 million). For the third quarter of 2018, net cash from operating activities was RMB822.4million (US$119.7 million).

SHARES OUTSTANDING

As of September 30, 2018, the Company had a total of 1,269.6 million common shares, or the equivalent of 63.5 million ADSs, outstanding.

Business Outlook

For the fourth quarter of 2018, the Company expects net revenues to be between RMB4.39 billion and RMB4.54 billion, representing a year-over-year growth of 21.1% to 25.2%. This forecast reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Recent Developments

In October 2018, the Company entered into a strategic cooperation agreement with Xiaomi Corporation (“Xiaomi”). Pursuant to the agreement, YY has the exclusive right to operate certain entertainment live streaming services on Xiaomi Zhibo, or Xiaomi Live, the primary platform for Xiaomi’s live streaming services. Through this partnership, YY will enrich Xiaomi’s ecosystem by integrating its high quality streaming content and extensive experience in live streaming operations with Xiaomi Live. The agreement will provide Xiaomi’s users with a superior experience in entertainment live streaming services, while both parties continue to explore additional monetization opportunities.

Conference Call Information

The Company will hold a conference call on Monday, November 12, 2018, at 9:00 pm Eastern Time or Tuesday, November 13, 2018, at 10:00 am Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0437
International:	+65-6713-5090
China Domestic:	400-6208-038
Hong Kong:	+852-3018-6771
Conference ID:	#8227539

The replay will be accessible through November 20, 2018, by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	#8227539

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A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.yy.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.8680 to US$1.00, the noon buying rate in effect on September 28, 2018 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a leading live streaming social media platform in China. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing, and enjoying a vast range of entertainment content and activities. YY enables users to interact with each other in real time through online live media and offers users a uniquely engaging and immersive entertainment experience. YY Inc. was listed on the NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY's strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY's future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain active users, especially paying users; YY’s ability to monetize the user base; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). YY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to YY Inc., non-GAAP net margin, and basic and diluted non-GAAP net income per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses, impairment of goodwill and investments, and gain on deconsolidation and disposal of subsidiary. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income is net income excluding share-based compensation expenses, impairment of goodwill and investments, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments, gain on fair value change of investments and equity investees’ investments, fair value loss on derivative liabilities, and income tax effects of above non-GAAP reconciling items. Non-GAAP net income attributable to YY Inc. is net income attributable to YY Inc. excluding share-based compensation expenses, impairment of goodwill and investments, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments, gain on fair value change of investments and equity investees’ investments, fair value loss on derivative liabilities, deemed dividend to subsidiary’s Series A preferred shareholders and income tax effects of above non-GAAP reconciling items and adjustment for non-GAAP reconciling items for the income attributable to non-controlling interests. Non-GAAP net margin is non-GAAP net income attributable to YY Inc. as a percentage of net revenues. Basic and diluted non-GAAP net income per ADS is non-GAAP net income attributable to YY Inc. divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments, gain on fair value change of investments and equity investees’ investments, fair value loss on derivative liabilities, and deemed dividend to subsidiary’s Series A preferred shareholders, which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net income (loss) attributable to non-controlling interest shareholders, which are affected by above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

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The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “YY Inc. Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Investor Relations Contact

YY Inc.

Matthew Zhao

Tel: +86 (20) 8212-0000

Email: IR@YY.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 915-1611

Email: IR@YY.com

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	2,617,432	4,921,114	716,528
Short-term deposits	6,000,104	8,302,609	1,208,883
Restricted short-term deposits	1,000,000	-	-
Short-term investments	124,550	1,249,267	181,897
Accounts receivable, net	153,944	206,060	30,003
Inventory	315	-	-
Amounts due from related parties	11,190	70,887	10,321
Prepayments and other current assets	221,939	1,030,584	150,055

Total current assets	10,129,474	15,780,521	2,297,687

Non-current assets
Deferred tax assets	113,017	41,432	6,033
Investments	1,153,019	4,565,401	664,735
Property and equipment, net	1,016,998	1,188,341	173,026
Land use rights, net	1,832,739	1,796,663	261,599
Intangible assets, net	37,481	74,671	10,872
Goodwill	11,716	11,765	1,713
Amounts due from related parties	20,000	-	-
Other non-current assets	144,275	197,061	28,693

Total non-current assets	4,329,245	7,875,334	1,146,671

Total assets	14,458,719	23,655,855	3,444,358

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Convertible bonds	-	6,878	1,001
Accounts payable	76,351	109,656	15,966
Deferred revenue	758,044	696,785	101,454
Advances from customers	80,406	97,987	14,267
Income taxes payable	146,298	134,964	19,651
Accrued liabilities and other current liabilities	1,465,963	1,978,000	288,002
Amounts due to related parties	30,502	20,763	3,023
Short-term loans	588,235	-	-

Total current liabilities	3,145,799	3,045,033	443,364

Non-current liabilities
Convertible bonds	6,536	-	-
Deferred revenue	57,718	79,947	11,641
Deferred tax liabilities	10,810	25,166	3,664

Total non-current liabilities	75,064	105,113	15,305

Total liabilities	3,220,863	3,150,146	458,669

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	US$

Mezzanine equity	524,997	-	-

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 945,245,908 and 981,384,448 shares issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	57	59	9
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 317,982,976 and 288,182,976 shares issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	23	21	3
Additional paid-in capital	5,339,844	11,014,105	1,603,684
Statutory reserves	62,718	62,718	9,132
Retained earnings(1)	5,218,110	6,263,853	912,035
Accumulated other comprehensive (loss) income(1)	(9,597)	350,054	50,969

Total YY Inc.’s shareholders’ equity	10,611,155	17,690,810	2,575,832

Non-controlling interests	101,704	2,814,899	409,857

Total shareholders’ equity	10,712,859	20,505,709	2,985,689

Total liabilities, mezzanine equity and
shareholders’ equity	14,458,719	23,655,855	3,444,358

(1)	On January 1, 2018, the Company adopted ASU 2016-1, “Classification and Measurement of Financial Instruments”. After the adoption of this new guidance, the Company measures long-term investments other than equity method investments at fair value through earnings. For those investments without readily determinable fair values, the Company elects to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments are reported in current earnings. Following the adoption of this guidance, accumulated fair value gain, amounting to RMB87.8 million, was reclassified from accumulated other comprehensive loss to retained earnings as of January 1, 2018.

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2017	June 30, 2018	September 30, 2018	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenues(1)
Live streaming	2,871,610	3,559,666	3,894,548	567,057	7,302,434	10,486,249	1,526,827
Others	220,695	213,564	205,924	29,983	665,820	636,384	92,659

Total net revenues	3,092,305	3,773,230	4,100,472	597,040	7,968,254	11,122,633	1,619,486

Cost of revenues(2)	(1,889,313)	(2,313,772)	(2,674,502)	(389,415)	(4,829,753)	(7,004,071)	(1,019,812)

Gross profit	1,202,992	1,459,458	1,425,970	207,625	3,138,501	4,118,562	599,674

Operating expenses(2)
Research and development expenses	(166,139)	(295,946)	(314,128)	(45,738)	(499,059)	(859,539)	(125,151)
Sales and marketing expenses	(249,480)	(246,130)	(343,839)	(50,064)	(542,516)	(825,627)	(120,214)
General and administrative expenses	(144,678)	(237,532)	(206,738)	(30,102)	(325,875)	(608,246)	(88,562)

Total operating expenses	(560,297)	(779,608)	(864,705)	(125,904)	(1,367,450)	(2,293,412)	(333,927)

Gain on deconsolidation and disposal of subsidiaries	-	-	-	-	37,989	-	-
Other income	18,667	33,922	49,640	7,228	68,653	95,936	13,969

Operating income	661,362	713,772	610,905	88,949	1,877,693	1,921,086	279,716

Interest expense	(3,651)	(1,548)	(4,910)	(715)	(28,378)	(8,477)	(1,234)
Interest income and investment income	47,505	128,850	141,110	20,546	105,853	362,151	52,730
Foreign currency exchange (losses) gains, net	(251)	(2,823)	(3,072)	(447)	(1,825)	824	120
Gain on deemed disposal and disposal of investments	-	13,999	-	-	45,861	13,999	2,038
Gain on fair value change of investments	-	1,205,049	31,670	4,611	-	1,663,266	242,176
Fair value loss on derivative liabilities	-	(2,273,355)	-	-	-	(2,285,223)	(332,735)
Other non-operating expenses	-	(2,000)	-	-	-	(2,000)	(291)

Income (loss) before income tax expenses	704,965	(218,056)	775,703	112,944	1,999,204	1,665,626	242,520

Income tax expenses	(74,684)	(147,419)	(74,929)	(10,910)	(264,288)	(370,593)	(53,959)

Income (loss) before share of income in equity method investments, net of income taxes	630,281	(365,475)	700,774	102,034	1,734,916	1,295,033	188,561

Share of income (loss) in equity method investments, net of income taxes	6,806	88,992	(19,957)	(2,906)	15,467	78,214	11,388

Net income (loss)	637,087	(276,483)	680,817	99,128	1,750,383	1,373,247	199,949

Less: Net income (loss) income attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	1,120	(139,596)	30,127	4,387	(2,446)	(73,978)	(10,771)
Deemed dividend to subsidiary’s Series A preferred shareholders	-	-	-	-	-	(489,284)	(71,241)

Net income (loss) attributable to YY Inc.	635,967	(136,887)	650,690	94,741	1,752,829	957,941	139,479

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2017	June 30, 2018	September 30, 2018	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net income (loss) per ADS
—Basic	10.60	(2.14)	10.12	1.47	30.30	14.98	2.18
—Diluted	10.51	(2.14)	10.01	1.46	29.72	14.80	2.15
Weighted average number of ADS used in calculating net income (loss) per ADS
—Basic	60,008,235	63,839,293	64,301,796	64,301,796	57,857,025	63,952,614	63,952,614
—Diluted	60,503,529	63,839,293	64,829,757	64,829,757	59,681,394	64,738,363	64,738,363

(1)	On January 1, 2018, the Company adopted ASC 606, "Revenue from Contracts with Customers" using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Based on the Company’s assessment, the adoption of ASC 606 did not have any material impact on the Company’s consolidated financial statements.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Nine Months Ended
	September 30, 2017	June 30, 2018	September 30, 2018	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2018
			RMB	US$	RMB	RMB	US$

Cost of revenues	(434)	24,059	16,022	2,333	6,210	59,689	8,691
Research and development expenses	(6,049)	67,912	52,752	7,681	15,847	175,131	25,500
Sales and marketing expenses	(74)	2,406	290	42	738	4,565	665
General and administrative expenses	9,700	124,978	92,340	13,445	26,406	253,881	36,966

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YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2017	June 30, 2018	September 30, 2018	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating income	661,362	713,772	610,905	88,949	1,877,693	1,921,086	279,716
Share-based compensation expenses	3,143	219,355	161,404	23,501	49,201	493,266	71,822
Impairment of goodwill and investments	21,285	-	1,900	277	41,619	20,249	2,948
Gain on deconsolidation and disposal of a subsidiary	-	-	-	-	(37,989)	-	-

Non-GAAP operating income	685,790	933,127	774,209	112,727	1,930,524	2,434,601	354,486
Net income (loss)	637,087	(276,483)	680,817	99,128	1,750,383	1,373,247	199,949
Share-based compensation expenses	3,143	219,355	161,404	23,501	49,201	493,266	71,822
Impairment of goodwill and investments	21,285	-	1,900	277	41,619	20,249	2,948
Gain on deconsolidation and disposal of a subsidiary	-	-	-	-	(37,989)	-	-
Gain on deemed disposal and disposal of investments	-	(13,999)	-	-	(45,861)	(13,999)	(2,038)
(Gain) loss on fair value change of investments and equity investees’ investments	-	(1,287,301)	3,428	499	-	(1,710,420)	(249,042)
Fair value loss on derivative liabilities	-	2,273,355	-	-	-	2,285,223	332,735
Income tax effects on non-GAAP adjustments	(3,000)	30,601	1,014	148	9,264	76,081	11,078

Non-GAAP net income	658,515	945,528	848,563	123,553	1,766,617	2,523,647	367,452
Net income (loss) attributable to YY Inc.	635,967	(136,887)	650,690	94,741	1,752,829	957,941	139,479
Share-based compensation expenses	3,143	219,355	161,404	23,501	49,201	493,266	71,822
Impairment of goodwill and investments	21,285	-	1,900	277	41,619	20,249	2,948
Gain on deconsolidation and disposal of a subsidiary	-	-	-	-	(37,989)	-	-
Gain on deemed disposal and disposal of investments	-	(13,999)	-	-	(45,861)	(13,999)	(2,038)
(Gain) loss on fair value change of investments and equity investees’ investments	-	(1,287,301)	3,428	499	-	(1,710,420)	(249,042)
Fair value loss on derivative liabilities	-	2,273,355	-	-	-	2,285,223	332,735
Deemed dividend to subsidiary's Series A preferred shareholders	-	-	-	-	-	489,284	71,241
Income tax effects on non-GAAP adjustments	(3,000)	30,601	1,014	148	9,264	76,081	11,078
Non-GAAP adjustments for net loss attributable to the non-controlling interest shareholders	(84)	(211,884)	(31,449)	(4,579)	(1,678)	(237,513)	(34,583)

Non-GAAP net income attributable to YY Inc.	657,311	873,240	786,987	114,587	1,767,385	2,360,112	343,640
Non-GAAP net income per ADS
—Basic	10.95	13.68	12.24	1.78	30.55	36.90	5.37
—Diluted	10.86	13.46	12.07	1.76	29.96	36.31	5.29
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	60,008,235	63,839,293	64,301,796	64,301,796	57,857,025	63,952,614	63,952,614
—Diluted	60,503,529	64,701,643	64,829,757	64,829,757	59,681,394	64,738,363	64,738,363

12

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2018

	YY Live	Huya	Elimination(1)	Total	Total
	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	2,678,081	1,216,467	-	3,894,548	567,057
Others	145,894	60,130	(100)	205,924	29,983

Total net revenues	2,823,975	1,276,597	(100)	4,100,472	597,040

Cost of revenues(2)	(1,591,645)	(1,082,857)	-	(2,674,502)	(389,415)

Gross profit	1,232,330	193,740	(100)	1,425,970	207,625
Operating expenses(2)
Research and development expenses	(239,503)	(74,625)	-	(314,128)	(45,738)
Sales and marketing expenses	(282,237)	(61,702)	100	(343,839)	(50,064)
General and administrative expenses	(135,537)	(71,201)	-	(206,738)	(30,102)

Total operating expenses	(657,277)	(207,528)	100	(864,705)	(125,904)

Other income	38,568	11,072	-	49,640	7,228

Operating income (loss)	613,621	(2,716)	-	610,905	88,949

Interest expenses	(4,910)	-	-	(4,910)	(715)
Interest income and investment income	90,292	50,818	-	141,110	20,546
Foreign currency exchange (losses) gains, net	(3,170)	98	-	(3,072)	(447)
Gain on fair value change of investments	31,670	-	-	31,670	4,611

Income before income tax expenses	727,503	48,200	-	775,703	112,944

Income tax (expenses) benefits	(83,491)	8,562	-	(74,929)	(10,910)

Income before share of (loss) income in equity method investments, net of income taxes	644,012	56,762	-	700,774	102,034

Share of (loss) income in equity method investments, net of income taxes	(19,967)	10	-	(19,957)	(2,906)

Net income	624,045	56,772	-	680,817	99,128

(1)	The elimination mainly consists of revenues and expenses generated from advertising services among YY Live and Huya segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2018

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	12,120	3,902	16,022	2,333
Research and development expenses	41,139	11,613	52,752	7,681
Sales and marketing expenses	215	75	290	42
General and administrative expenses	43,701	48,639	92,340	13,445

13

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2018

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Operating income (loss)	613,621	(2,716)	610,905	88,949
Share-based compensation expenses	97,175	64,229	161,404	23,501
Impairment of goodwill and investments	1,900	-	1,900	277

Non-GAAP operating income	712,696	61,513	774,209	112,727

Net income	624,045	56,772	680,817	99,128
Share-based compensation expenses	97,175	64,229	161,404	23,501
Impairment of goodwill and investments	1,900	-	1,900	277
Loss on fair value change of investments and equity investees’ investments	3,428	-	3,428	499
Income tax effects on non-GAAP adjustments	1,014	-	1,014	148

Non-GAAP net income	727,562	121,001	848,563	123,553

14

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2018

	YY Live	Huya	Elimination(1)	Total	Total
	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	2,567,854	991,812	-	3,559,666	537,950
Others	167,044	46,520	-	213,564	32,275

Total net revenues	2,734,898	1,038,332	-	3,773,230	570,225

Cost of revenues(2)	(1,441,807)	(871,965)	-	(2,313,772)	(349,666)

Gross profit	1,293,091	166,367	-	1,459,458	220,559
Operating expenses(2)
Research and development expenses	(235,982)	(59,964)	-	(295,946)	(44,724)
Sales and marketing expenses	(204,448)	(41,682)	-	(246,130)	(37,196)
General and administrative expenses	(149,059)	(88,473)	-	(237,532)	(35,897)

Total operating expenses	(589,489)	(190,119)	-	(779,608)	(117,817)

Other income	27,463	6,459	-	33,922	5,126

Operating income (loss)	731,065	(17,293)	-	713,772	107,868

Interest expenses	(1,548)	-	-	(1,548)	(234)
Interest income and investment income	86,406	42,444	-	128,850	19,472
Foreign currency exchange losses, net	(2,823)	-	-	(2,823)	(427)
Gain on deemed disposal and disposal of investments	13,999	-	-	13,999	2,116
Gain on fair value change of investments	1,003,050	-	201,999	1,205,049	182,111
Fair value loss on derivative liabilities	-	(2,273,355)	-	(2,273,355)	(343,558)
Other non-operating expenses	(2,000)	-	-	(2,000)	(302)

Income (loss) before income tax expenses	1,828,149	(2,248,204)	201,999	(218,056)	(32,954)

Income tax (expenses) benefits	(126,522)	6,070	(26,967)	(147,419)	(22,278)

Income (loss) before share of income in equity method investments, net of income taxes	1,701,627	(2,242,134)	175,032	(365,475)	(55,232)

Share of income in equity method investments, net of income taxes	147,337	116,687	(175,032)	88,992	13,449

Net income (loss)	1,848,964	(2,125,447)	-	(276,483)	(41,783)

(1)	Elimination represents the gain resulting from change in fair value of an investment of one of the Company's subsidiaries, on which YY Live segment and Huya segment have joint control and accounted for as equity method investment.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	June 30, 2018

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	21,406	2,653	24,059	3,636
Research and development expenses	62,071	5,841	67,912	10,263
Sales and marketing expenses	1,674	732	2,406	364
General and administrative expenses	60,100	64,878	124,978	18,887

15

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2018

	YY Live	Huya	Elimination	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	731,065	(17,293)	-	713,772	107,868
Share-based compensation expenses	145,251	74,104	-	219,355	33,150

Non-GAAP operating income	876,316	56,811	-	933,127	141,018

Net income (loss)	1,848,964	(2,125,447)	-	(276,483)	(41,783)
Share-based compensation expenses	145,251	74,104	-	219,355	33,150
Gain on deemed disposal and disposal of investments	(13,999)	-	-	(13,999)	(2,116)
Gain on fair value change of investments and equity investees’ investments	(1,143,680)	(116,654)	(26,967)	(1,287,301)	(194,541)
Fair value loss on derivative liabilities	-	2,273,355	-	2,273,355	343,558
Income tax effects on non-GAAP adjustments	3,634	-	26,967	30,601	4,625

Non-GAAP net income	840,170	105,358	-	945,528	142,893

16

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Net revenues
Live streaming	2,319,251	552,359	2,871,610	431,607
Others	189,520	31,175	220,695	33,171

Total net revenues	2,508,771	583,534	3,092,305	464,778

Cost of revenues(1)	(1,379,016)	(510,297)	(1,889,313)	(283,966)

Gross profit	1,129,755	73,237	1,202,992	180,812
Operating expenses(1)
Research and development expenses	(117,231)	(48,908)	(166,139)	(24,971)
Sales and marketing expenses	(228,318)	(21,162)	(249,480)	(37,497)
General and administrative expenses	(107,342)	(37,336)	(144,678)	(21,745)

Total operating expenses	(452,891)	(107,406)	(560,297)	(84,213)

Other income	18,569	98	18,667	2,806

Operating income (loss)	695,433	(34,071)	661,362	99,405

Interest expenses	(3,651)	-	(3,651)	(549)
Interest income and investment income	42,738	4,767	47,505	7,140
Foreign currency exchange losses, net	(251)	-	(251)	(38)

Income (loss) before income tax expenses	734,269	(29,304)	704,965	105,958

Income tax expenses	(74,684)	-	(74,684)	(11,225)

Income (loss) before share of income in equity method investments, net of income taxes	659,585	(29,304)	630,281	94,733

Share of income in equity method investments, net of income taxes	6,806	-	6,806	1,023

Net Income (loss)(2)	666,391	(29,304)	637,087	95,756

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	(1,190)	756	(434)	(65)
Research and development expenses	(7,973)	1,924	(6,049)	(909)
Sales and marketing expenses	(106)	32	(74)	(11)
General and administrative expenses	8,473	1,227	9,700	1,458

(2)	Starting from the three months ended December 31, 2017, the Company reviews the financial performance of the operating segments up to the net income of each segment. Segment information for comparative periods has been revised to be presented on the same basis as the three months ended December 31, 2017

17

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Operating income (loss)	695,433	(34,071)	661,362	99,405
Share-based compensation expenses	(796)	3,939	3,143	473
Impairment of goodwill and investments	21,285	-	21,285	3,199

Non-GAAP operating income (loss)	715,922	(30,132)	685,790	103,077

Net income (loss)	666,391	(29,304)	637,087	95,756
Share-based compensation expenses	(796)	3,939	3,143	473
Impairment of goodwill and investments	21,285	-	21,285	3,199
Income tax effects on non-GAAP adjustments	(3,000)	-	(3,000)	(451)

Non-GAAP net income (loss)	683,880	(25,365)	658,515	98,977

18